# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medpace Holdings, Inc., CIK 0001668397
CUSIP: 58506Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5375 Medpace Way, Cincinnati, Ohio (OH), 45227
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0001622058
Persons authorized to receive notices and communications: August J. Troendle, 5375 Medpace Way, Cincinnati, Ohio (OH), 45227, (513) 579-9911

## Reporting persons
- August J. Troendle (CIK 0001622058): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 675,728; shared voting power 4,733,019; sole dispositive power 675,728; shared dispositive power 4,733,019; aggregate amount beneficially owned 5,682,934 (20% of the class)
- Medpace Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,733,019; sole dispositive power 0; shared dispositive power 4,733,019; aggregate amount beneficially owned 4,733,019 (16.6% of the class)
  Comment: (Limited liability company)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medpace Holdings, Inc.
Address of issuer's principal executive offices: 5375 Medpace Way, Cincinnati, Ohio (OH), 45227
Comment: This Amendment No. 23 to the Schedule 13D (this "Amendment No. 23") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018, Amendment No. 2 filed on October 2, 2018, Amendment No. 3 filed on February 6, 2019, Amendment No. 4 filed on August 5, 2019, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on August 15, 2019, Amendment No. 7 filed on September 17, 2019, Amendment No. 8 filed on May 8, 2020, Amendment No. 9 filed on July 31, 2020, Amendment No. 10 filed on August 14, 2020, Amendment No. 11 filed on December 21, 2020, Amendment No. 12 filed on April 21, 2021, Amendment No. 13 filed on September 1, 2021, Amendment No. 14 filed on December 23, 2021, Amendment No. 15 filed on July 6, 2022, Amendment No. 16 filed on September 13, 2022, Amendment No. 17 filed September 21, 2022, Amendment No. 18 filed September 22, 2023, Amendment No. 19 filed December 5, 2023, Amendment No. 20 filed February 28, 2024, Amendment No. 21 filed March 8, 2024, and Amendment No. 22 filed March 11, 2025 (collectively, the "Statement"), relating to the common stock (the "Common Stock"), of Medpace Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7 - 13 of the cover pages above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 - 13 of the cover pages above.
Transactions in the class effected during the past sixty days:
August J. Troendle ("Mr. Troendle") has sold shares of common stock in open market transactions executed pursuant to limit orders between November 12, 2025 and November 28, 2025 as follows:

On November 12, 2025, Mr. Troendle sold 626 shares at prices ranging from $600.23 to $600.89 (a weighted-average price of $600.52 per share).

On November 12, 2025, Mr. Troendle sold 836 shares at prices ranging from $601.42 to $602.22 (a weighted-average price of $602.10 per share).

On November 12, 2025, Mr. Troendle sold 695 shares at prices ranging from $602.32 to $603.20 (a weighted-average price of $602.65 per share).

On November 12, 2025, Mr. Troendle sold 2,224 shares at prices ranging from $603.24 to $604.22 (a weighted-average price of $604.01 per share).

On November 12, 2025, Mr. Troendle sold 931 shares at prices ranging from $604.28 to $605.01 (a weighted-average price of $604.66 per share).

On November 13, 2025, Mr. Troendle sold 1,613 shares at prices ranging from $600.00 to $600.935 (a weighted-average price of $600.13 per share).

On November 13, 2025, Mr. Troendle sold 2,564 shares at prices ranging from $601.00 to $601.985 (a weighted-average price of $601.35 per share).

On November 13, 2025, Mr. Troendle sold 408 shares at prices ranging from $602.12 to $602.92 (a weighted-average price of $602.76 per share).

On November 13, 2025, Mr. Troendle sold 317 shares at prices ranging from $603.09 to $603.965 (a weighted-average price of $603.53 per share).

On November 13, 2025, Mr. Troendle sold 226 shares at prices ranging from $604.225 to $605.21 (a weighted-average price of $605.03 per share).

On November 14, 2025, Mr. Troendle sold 1,218 shares at prices ranging from $590.00 to $590.96 (a weighted-average price of $590.20 per share).

On November 14, 2025, Mr. Troendle sold 243 shares at prices ranging from $591.05 to $591.99 (a weighted-average price of $591.72 per share).

On November 14, 2025, Mr. Troendle sold 2,064 shares at prices ranging from $592.02 to $592.98 (a weighted-average price of $592.62 per share).

On November 14, 2025, Mr. Troendle sold 926 shares at prices ranging from $593.01 to $593.97 (a weighted-average price of $593.39 per share).

On November 14, 2025, Mr. Troendle sold 1,601 shares at prices ranging from $594.04 to $594.895 (a weighted-average price of $594.27 per share).

On November 14, 2025, Mr. Troendle sold 1,505 shares at prices ranging from $595.065 to $595.995 (a weighted-average price of $595.74 per share).

On November 14, 2025, Mr. Troendle sold 2,580 shares at prices ranging from $596.00 to $596.915 (a weighted-average price of $596.46 per share).

On November 14, 2025, Mr. Troendle sold 3,512 shares at prices ranging from $597.00 to $597.97 (a weighted-average price of $597.35 per share).

On November 14, 2025, Mr. Troendle sold 291 shares at prices ranging from $598.01 to $598.54 (a weighted-average price of $598.20 per share).

On November 14, 2025, Mr. Troendle sold 187 shares of common stock in an open market transaction at a price of $599.30 per share.

On November 14, 2025, Mr. Troendle sold 620 shares at prices ranging from $600.00 to $600.51 (a weighted-average price of $600.09 per share).

On November 17, 2025, Mr. Troendle sold 3,314 shares at prices ranging from $590.00 to $590.92 (a weighted-average price of $590.28 per share).

On November 17, 2025, Mr. Troendle sold 1,942 shares at prices ranging from $591.005 to $591.89 (a weighted-average price of $591.63 per share).

On November 17, 2025, Mr. Troendle sold 737 shares at prices ranging from $592.00 to $592.78 (a weighted-average price of $592.43 per share).

On November 17, 2025, Mr. Troendle sold 54 shares at prices ranging from $593.02 to $593.185 (a weighted-average price of $593.04 per share).

On November 18, 2025, Mr. Troendle sold 4,770 shares at prices ranging from $590.00 to $590.98 (a weighted-average price of $590.30 per share).

On November 18, 2025, Mr. Troendle sold 1,002 shares at prices ranging from $591.00 to $591.995 (a weighted-average price of $591.63 per share).

On November 18, 2025, Mr. Troendle sold 1,419 shares at prices ranging from $592.00 to $592.09 (a weighted-average price of $592.09 per share).

On November 19, 2025, Mr. Troendle sold 3,689 shares at prices ranging from $590.00 to $590.97 (a weighted-average price of $590.61 per share).

On November 19, 2025, Mr. Troendle sold 4,614 shares at prices ranging from $591.02 to $591.99 (a weighted-average price of $591.63 per share).

On November 19, 2025, Mr. Troendle sold 13,656 shares at prices ranging from $592.00 to $592.99 (a weighted-average price of $592.40 per share).

On November 19, 2025, Mr. Troendle sold 988 shares at prices ranging from $593.04 to $593.945 (a weighted-average price of $593.28 per share).

On November 19, 2025, Mr. Troendle sold 915 shares at prices ranging from $594.00 to $594.065 (a weighted-average price of $594.02 per share).

On November 20, 2025, Mr. Troendle sold 721 shares at prices ranging from $590.00 to $590.91 (a weighted-average price of $590.19 per share).

On November 20, 2025, Mr. Troendle sold 88 shares at prices ranging from $591.15 to $591.61 (a weighted-average price of $591.31 per share).

On November 20, 2025, Mr. Troendle sold 325 shares at prices ranging from $592.32 to $592.97 (a weighted-average price of $592.64 per share).

On November 20, 2025, Mr. Troendle sold 64 shares at prices ranging from $594.75 to $594.80 (a weighted-average price of $594.77 per share).

On November 20, 2025, Mr. Troendle sold 242 shares at prices ranging from $595.135 to $595.77 (a weighted-average price of $595.47 per share).

On November 20, 2025, Mr. Troendle sold 505 shares at prices ranging from $596.11 to $596.87 (a weighted-average price of $596.32 per share).

On November 20, 2025, Mr. Troendle sold 481 shares at prices ranging from $597.11 to $597.89 (a weighted-average price of $597.34 per share).

On November 20, 2025, Mr. Troendle sold 227 shares at prices ranging from $598.045 to $598.97 (a weighted-average price of $598.62 per share).

On November 20, 2025, Mr. Troendle sold 82 shares at prices ranging from $599.135 to $599.99 (a weighted-average price of $599.62 per share).

On November 20, 2025, Mr. Troendle sold 1,382 shares at prices ranging from $600.00 to $600.79 (a weighted-average price of $600.41 per share).

On November 20, 2025, Mr. Troendle sold 1,887 shares at prices ranging from $601.00 to $601.935 (a weighted-average price of $601.17 per share).

On November 20, 2025, Mr. Troendle sold 633 shares at prices ranging from $602.07 to $602.41 (a weighted-average price of $602.10 per share).

On November 20, 2025, Mr. Troendle sold 83 shares of common stock in an open market transaction at a price of $603.34 per share.

On November 20, 2025, Mr. Troendle sold 110 shares of common stock in an open market transaction at a price of $604.23 per share.

On November 21, 2025, Mr. Troendle sold 6,148 shares at prices ranging from $590.00 to $590.995 (a weighted-average price of $590.26 per share).

On November 21, 2025, Mr. Troendle sold 5,069 shares at prices ranging from $591.07 to $591.93 (a weighted-average price of $591.53 per share).

On November 21, 2025, Mr. Troendle sold 1,442 shares at prices ranging from $592.06 to $592.97 (a weighted-average price of $592.40 per share).

On November 21, 2025, Mr. Troendle sold 4,635 shares at prices ranging from $593.00 to $593.975 (a weighted-average price of $593.23 per share).

On November 21, 2025, Mr. Troendle sold 3,360 shares at prices ranging from $594.00 to $594.93 (a weighted-average price of $594.08 per share).

On November 21, 2025, Mr. Troendle sold 1,204 shares at prices ranging from $595.00 to $595.58 (a weighted-average price of $595.21 per share).

On November 24, 2025, Mr. Troendle sold 202 shares at prices ranging from $593.46 to $594.05 (a weighted-average price of $593.62 per share).

On November 24, 2025, Mr. Troendle sold 144 shares at prices ranging from $594.53 to $595.10 (a weighted-average price of $594.93 per share).

On November 24, 2025, Mr. Troendle sold 203 shares at prices ranging from $595.54 to $596.37 (a weighted-average price of $595.93 per share).

On November 24, 2025, Mr. Troendle sold 123 shares at prices ranging from $596.515 to $597.13 (a weighted-average price of $596.93 per share).

On November 24, 2025, Mr. Troendle sold 2,509 shares at prices ranging from $597.88 to $598.43 (a weighted-average price of $597.98 per share).

On November 24, 2025, Mr. Troendle sold 384 shares at prices ranging from $598.81 to $599.335 (a weighted-average price of $599.16 per share).

On November 24, 2025, Mr. Troendle sold 2,599 shares at prices ranging from $599.46 to $600.448 (a weighted-average price of $600.02 per share).

On November 24, 2025, Mr. Troendle sold 3,196 shares at prices ranging from $600.46 to $601.43 (a weighted-average price of $600.80 per share).

On November 24, 2025, Mr. Troendle sold 857 shares at prices ranging from $601.46 to $602.42 (a weighted-average price of $602.02 per share).

On November 24, 2025, Mr. Troendle sold 513 shares at prices ranging from $603.00 to $604.225 (a weighted-average price of $603.18 per share).

On November 24, 2025, Mr. Troendle sold 920 shares at prices ranging from $604.53 to $605.40 (a weighted-average price of $605.13 per share).

On November 24, 2025, Mr. Troendle sold 631 shares at prices ranging from $605.495 to $606.06 (a weighted-average price of $605.84 per share).

On November 24, 2025, Mr. Troendle sold 3,185 shares at prices ranging from $606.48 to $607.36 (a weighted-average price of $607.05 per share).

On November 24, 2025, Mr. Troendle sold 4,673 shares at prices ranging from $607.53 to $608.45 (a weighted-average price of $608.07 per share).

On November 24, 2025, Mr. Troendle sold 15,702 shares at prices ranging from $608.46 to $609.45 (a weighted-average price of $609.04 per share).

On November 24, 2025, Mr. Troendle sold 15,773 shares at prices ranging from $609.46 to $610.45 (a weighted-average price of $609.85 per share).

On November 24, 2025, Mr. Troendle sold 2,655 shares at prices ranging from $610.46 to $611.29 (a weighted-average price of $610.59 per share).

On November 24, 2025, Mr. Troendle sold 169 shares at prices ranging from $611.64 to $611.95 (a weighted-average price of $611.94 per share).

On November 24, 2025, Mr. Troendle sold 251 shares at prices ranging from $613.33 to $613.34 (a weighted-average price of $613.33 per share).

On November 24, 2025, Mr. Troendle sold 2,640 shares at prices ranging from $613.48 to $614.44 (a weighted-average price of $614.05 per share).

On November 24, 2025, Mr. Troendle sold 1,462 shares at prices ranging from $614.47 to $615.445 (a weighted-average price of $614.94 per share).

On November 24, 2025, Mr. Troendle sold 193 shares at prices ranging from $615.49 to $616.35 (a weighted-average price of $616.15 per share).

On November 24, 2025, Mr. Troendle sold 41 shares at prices ranging from $616.50 to $617.165 (a weighted-average price of $616.52 per share).

On November 25, 2025, Mr. Troendle sold 6,188 shares at prices ranging from $610.50 to $611.4915 (a weighted-average price of $611.17 per share).

On November 25, 2025, Mr. Troendle sold 6,848 shares at prices ranging from $611.50 to $612.475 (a weighted-average price of $611.94 per share).

On November 25, 2025, Mr. Troendle sold 9,946 shares at prices ranging from $612.50 to $613.495 (a weighted-average price of $612.97 per share).

On November 25, 2025, Mr. Troendle sold 2,953 shares at prices ranging from $613.50 to $614.42 (a weighted-average price of $613.94 per share).

On November 25, 2025, Mr. Troendle sold 537 shares at prices ranging from $614.74 to $615.39 (a weighted-average price of $614.96 per share).

On November 25, 2025, Mr. Troendle sold 931 shares at prices ranging from $615.50 to $616.45 (a weighted-average price of $616.00 per share).

On November 25, 2025, Mr. Troendle sold 1,690 shares at prices ranging from $616.50 to $617.46 (a weighted-average price of $617.02 per share).

On November 25, 2025, Mr. Troendle sold 891 shares at prices ranging from $617.525 to $618.49 (a weighted-average price of $618.19 per share).

On November 25, 2025, Mr. Troendle sold 2,304 shares at prices ranging from $618.50 to $619.495 (a weighted-average price of $619.08 per share).

On November 25, 2025, Mr. Troendle sold 1,139 shares at prices ranging from $619.50 to $620.465 (a weighted-average price of $619.99 per share).

On November 25, 2025, Mr. Troendle sold 1,810 shares at prices ranging from $620.725 to $621.49 (a weighted-average price of $621.13 per share).

On November 25, 2025, Mr. Troendle sold 2,466 at prices ranging from $621.50 to $622.44 (a weighted-average price of $621.90 per share).

On November 25, 2025, Mr. Troendle sold 3,884 shares at prices ranging from $622.63 to $623.48 (a weighted-average price of $623.12 per share).

On November 25, 2025, Mr. Troendle sold 413 shares at prices ranging from $623.59 to $624.40 (a weighted-average price of $624.12 per share).

On November 25, 2025, Mr. Troendle sold 319 shares at prices ranging from $624.73 to $625.35 (a weighted-average price of $625.16 per share).

On November 25, 2025, Mr. Troendle sold 48 shares at prices ranging from $625.965 to $626.025 (a weighted-average price of $626.01 per share).

On November 25, 2025, Mr. Troendle sold 25 shares at a price of $626.545 per share.

On November 26, 2025, Mr. Troendle sold 942 shares at prices ranging from $602.13 to $603.09 (a weighted-average price of $602.57 per share).

On November 26, 2025, Mr. Troendle sold 2,123 at prices ranging from $603.145 to $604.125 (a weighted-average price of $603.69 per share).

On November 26, 2025, Mr. Troendle sold 4,567 shares at prices ranging from $604.13 to $605.12 (a weighted-average price of $604.74 per share).

On November 26, 2025, Mr. Troendle sold 7,361 shares at prices ranging from $605.13 to $606.11 (a weighted-average price of $605.70 per share).

On November 26, 2025, Mr. Troendle sold 8,826 shares at prices ranging from $606.13 to $607.12 (a weighted-average price of $606.62 per share).

On November 26, 2025, Mr. Troendle sold 3,973 shares at prices ranging from $607.13 to $608.1025 (a weighted-average price of $607.63 per share).

On November 26, 2025, Mr. Troendle sold 9,543 shares at prices ranging from $608.13 to $609.10 (a weighted-average price of $608.58 per share).

On November 26, 2025, Mr. Troendle sold 2,599 shares at prices ranging from $609.13 to $610.095 (a weighted-average price of $609.54 per share).

On November 26, 2025, Mr. Troendle sold 1,248 shares at prices ranging from $610.15 to $611.12 (a weighted-average price of $610.74 per share).

On November 26, 2025, Mr. Troendle sold 149 shares at prices ranging from $611.18 to $612.525 (a weighted-average price of $611.73 per share).

On November 28, 2025, Mr. Troendle sold 4,851 shares at prices ranging from $590.00 to $590.995 (a weighted-average price of $590.33 per share).

On November 28, 2025, Mr. Troendle sold 2,246 at prices ranging from $591.015 to $591.97 (a weighted-average price of $591.46 per share).

On November 28, 2025, Mr. Troendle sold 1,520 shares at prices ranging from $592.01 to $592.96 (a weighted-average price of $592.37 per share).

On November 28, 2025, Mr. Troendle sold 1,472 shares at prices ranging from $593.00 to $593.98 (a weighted-average price of $593.49 per share).

On November 28, 2025, Mr. Troendle sold 1,776 shares at prices ranging from $594.025 to $594.675 (a weighted-average price of $594.22 per share).

On November 28, 2025, Mr. Troendle sold 370 shares at prices ranging from $595.53 to $595.655 (a weighted-average price of $595.53 per share).

On November 28, 2025, Mr. Troendle sold 87 shares at prices ranging from $596.10 to $596.58 (a weighted-average price of $596.34 per share).

On November 28, 2025, Mr. Troendle sold 62 shares at prices ranging from $597.25 to $597.325 (a weighted-average price of $597.27 per share).

On November 28, 2025, Mr. Troendle sold 585 shares at prices ranging from $598.25 to $598.97 (a weighted-average price of $598.47 per share).

On November 28, 2025, Mr. Troendle sold 550 shares t prices ranging from $599.0275 to $599.89 (a weighted-average price of $599.55 per share).

On November 28, 2025, Mr. Troendle sold 751 shares at prices ranging from $600.005 to $600.91 (a weighted-average price of $600.47 per share).

On November 28, 2025, Mr. Troendle sold 764 shares at prices ranging from $601.035 to $601.95 (a weighted-average price of $601.375 per share).

On November 28, 2025, Mr. Troendle sold 117 shares at a price of $602.78 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description Number
1. Joint Filing Agreement*
2. Registration Rights Agreement*

* Filed in the Statement

## Signatures
- August J. Troendle: /s/ August J. Troendle, August J. Troendle (12/01/2025)
- Medpace Investors, LLC: /s/ August J. Troendle, August J. Troendle/Sole Manager (12/01/2025)